AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of November 28, 2012.  This MD&A is intended to help the reader understand the consolidated financial statements of Avrupa.

The following information should be read in conjunction with the unaudited financial statements and the related notes for nine months ended September 30, 2012 and the Company’s audited financial statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements.    Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.                                                                                                                                                          Page 1 of 34

Management’s Discussion & Analysis

The following forward looking statements have been made in this MD&A:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Germany and Kosovo; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

*

The Alvalade JV, with Antofagasta Minerals SA (“Antofagasta”), covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

*

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

*

Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

*

Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkalic complex of southern Portugal;

*

Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

*

One additional license for gold and copper in southern Kosovo;

Avrupa Minerals Ltd.                                                                                                                                                          Page 2 of 34

Management’s Discussion & Analysis

*

One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

During the nine months ended September 30, 2012, the Company continued to carefully manage its cash and corporate overhead.  Detailed Mineral Property information, including 2012 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

*

The Company established a joint venture with Antofagasta on its Alvalade property in Portugal and Antofagasta increased its exploration budget to US$2.4 million for 2012.

*

The Company established a joint venture with Blackheath on its Covas property in Portugal to spend €300,000 in exploration on the property before March 20, 2013.

*

The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

*

The Company completed a $1.2 million financing in March 2012.

*

On April 30, 2012, the Company purchased the remaining 10% interest in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) (see Section 1 Background).

*

On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”.

*

The Company completed a non-brokered private placement issuing 7,990,000 units at a price of $0.15 per unit for gross proceeds of $1,198,500.

Avrupa Minerals Ltd.                                                                                                                                                          Page 3 of 34

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

5

2(a) Company Mission and Focus

5

2(b) Qualified Person

5

2(c) Description of Metal Markets

6

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

6

3(a) Portugal

8

a) Alvalade JV Project with Antofagasta (including Caveira and Ferreira do Alentejo)

8

b) Covas JV with Blackheath

11

c) Marateca

13

d) Exploration and prospect generation (countrywide)

14

3(b) Kosovo

16

a) Kamenica

17

b) Glavej

17

c) Bajgora

18

d) Selac

18

e) Koritnik

18

f) Slivovo

19

3(c) Germany

20

Oelsnitz

20

4.  Risks and Uncertainties

22

5.  Impairment of Long-lived Assets

23

6.  Material Financial and Operations Information

24

6(a) Selected Annual Financial Information

24

6(b) Summary of Quarterly Results

24

6(c) Review of Operations and Financial Results

25

6(d) Liquidity and Capital Resources

26

6(e) Disclosure of Outstanding Share Data

27

6(f) Commitment and Contingency

28

6(g) Off-Balance Sheet Arrangements

28

6(h) Transactions with Related Parties

29

6(i) Financial Instruments

30

6(j) Management of Capital Risk

32

7. Subsequent Events

32

8.  Policies and Controls

32

9. Information on the Board of Directors and Management

34

Avrupa Minerals Ltd.                                                                                                                                                          Page 4 of 34

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) as its Qualifying Transaction and began trading on the TSX Venture Exchange under the symbol “AVU.V” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA.

In April 2012, the Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

The common shares of the Company issued to NCI owner have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

With the purchase of the remaining 10% interest in MAEPA, the Company now owns 100% interest in MAEPA.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

In September 2012, The Company secured a listing in Europe and began trading on the Frankfurt Stock Exchange under the trading symbol “8AM”.

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

Avrupa Minerals Ltd.                                                                                                                                   Page 5 of 34

Management’s Discussion & Analysis

2(c) Description of Metal Markets

Gold prices have remained well above their long term averages, at or near all time highs, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Other metals such as copper prices have risen significantly since their lows in late 2008 and copper is now trading over $3.50 per lb.  Market interest in exploration for other metals such as copper is excellent and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Avrupa Minerals Ltd.                                                                                                                                                          Page 6 of 34

Management’s Discussion & Analysis

Avrupa Minerals Ltd.                                                                                                                                                          Page 7 of 34

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
ARGA
ARCAS
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
GRANDOLA OFFICE
ALVALADE JV
ALJEZUR
N
LICENSES
APPLICATIONS
JOINT VENTURES
50 0 50 100
Kilometers
Scale: 1:2,500,000

a) Alvalade JV Project with Antofagasta (including Caveira and Ferreira do Alentejo)

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc

Avrupa Minerals Ltd.                                                                                                                                                          Page 8 of 34

Management’s Discussion & Analysis

massive sulfide deposits on the Alvalade project and on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% of the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

The Company announced on February 2, 2012 the commencement of exploration work in the Portuguese Pyrite Belt under the Alvalade Joint Venture. The budget for work in 2012 was increased to US$2.5 million and approved by Antofagasta.

On June 5, 2012, the Company announced that the Company and its joint venture partner Antofagasta had completed a Phase 1 exploratory core drilling program in three separate target areas within the Alvalade block of licenses.  The initial drilling program consisted of eight holes, totaling 3,269.8 meters.  The Company’s geologists re-logged and selectively sampled over 50,000 meters of historic drill core from 194 drill holes completed by previous explorers within the JV area.  New knowledge and understanding gained from this work, and from the completed initial drill program were used to plan for Phase 2 drilling.

On October 22, 2012, the Company announced the start-up of Phase 2 drilling on the Alvalade JV project.  The Company and Antofagasta planned to drill 3,500 to 3,800 meters in eight drill holes.  Seven of the holes would test new targets along four separate trends of potentially mineralized host rocks.  The eighth hole would further test the Monte da Bela Vista target area, which was initially drilled during Phase 1, earlier this year.  The following diagram illustrates the location of both Phase 1 drill holes (red) and planned holes for Phase 2 (blue).

Avrupa Minerals Ltd.                                                                                                                                                          Page 9 of 34

Management’s Discussion & Analysis

In Phase 1, seven of eight holes drilled encountered alteration characteristic of massive sulfide systems in the Iberian Pyrite Belt.  These same seven holes crossed numerous zones of pyritic material, and one of the holes, MBV01, contained significant intervals of low-grade copper mineralization hosted in quartz veins.  We have interpreted that these veins contain copper that may have been transported from a nearby, potentially larger zone of copper mineralization.  The Phase 2 hole at Monte da Bela Vista will be drilled to upgrade our understanding of the mineralization potential of that target area.  The following table summarizes the geology and mineralization in MBV01.

Avrupa Minerals Ltd.                                                                                                                                                          Page 10 of 34

Management’s Discussion & Analysis

Interval (in meters)	Total meters	Copper (%)	Zinc (%)	Gold (ppm)	Zone
61.80-119.20	57.40	0.08	--	0.13	UPPER
incl. 98.90-106.65	7.75	0.32	--	--
incl. 116.20-119.20	3.00	0.13	--	2.04

226.70-258.30	31.60	0.12	0.12	--	MIDDLE
incl. 220.60-224.00	3.40	--	--	0.16
incl. 226.70-245.85	19.15	0.16	--	--

308.10-360.30	52.20	0.08			LOWER
incl. 308.10-316.80	8.70	0.15	--	--
incl. 332.30-336.00	3.70	0.25	--	0.16
incl. 357.20-360.30	3.10	0.10	--	--

As of September 30, 2012, Antofagasta forwarded a total of $2,078,580 (US$2,100,000) for the Alvalade JV project, including the US$300,000 initial study of the project.  The Company held approximately €390,000 on behalf of Antofagasta to be spent on the Alvalade JV project.

b) Covas JV with Blackheath

The Covas tungsten deposit is a ring of tungsten-bearing pyrrhotite skarns that surrounds a 3 kilometer by 2 kilometer presumed buried multiple-intrusion complex, called the Covas Dome.  Previous operators drilled nearly 27,000 meters in 329 drill holes, and Union Carbide, the last major explorer in the district, developed a non 43-101 compliant historic resource of 922,900 thousand metric tonnes @ 0.78% WO3 at Covas.  Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  The Company has not completed sufficient work to validate the information, although it is considered to be reliable and relevant.  Despite the large amount of drilling, the skarn ring has only been about 40% explored, and only cursory work has been completed in the Dome area.

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending a further €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work. No exploration work was done during the nine months ended September 30, 2012 as Blackheath prepared for its initial public offering.  In April 2012, Blackheath reimbursed the Company $39,961 (€30,239)

Avrupa Minerals Ltd.                                                                                                                                                          Page 11 of 34

Management’s Discussion & Analysis

for the 2012 Covas property holding payment.  As of September 30, 2012, the Company held approximately €21,000 on behalf of Blackheath to be spent on the Covas JV property.

On March 27, 2012, the Company announced that the Government of Portugal approved and signed a one-year extension to the Covas W-Au exploration license. The permit will be valid until March 20, 2013, and requires a work investment of €500,000, including up to 2,100 meters of drilling, to fulfill all exploration commitments.

The Company started the 2012 exploration program at the Covas tungsten-gold joint-ventured project in July 2012 which included compilation of existing data and surface work including detailed mapping and sampling of certain anomalous areas, to be followed by trenching and a diamond drilling program.  In September 2012 the Company began a 2,100 meters drilling program at the Covas Joint Venture project.

On November 26, 2012, the Company announced that it completed eight diamond drill holes, and approximately 680 meters in the first phase of drilling.  Five holes were drilled in the Telheira target area, and three holes were completed in the Lapa Grande target area.  The continuing early focus of the Phase 1 drilling is to test known, higher-grade, skarn-related mineral zones, located along the “Skarn Ring” around the “Covas Dome” intrusion complex.

The Company has received the initial results from the drilling program.  These results from the first two drill holes validate the high grade nature of historic results, obtained in the late 1970’s, as well as confirm the general thickness of the mineralization.  Samples from the other six holes have been shipped to the lab, and analyses for them are underway.

Following are results from the first two holes, CO 7/12 and CO 8/12A:

Hole ID	TD (m)	From (m)	To (m)	Intercept (m)	WO3 (in %)
CO 7/12	77.90	44.57	52.55	7.98	2.11
Including		50.00	52.55	2.55	4.24

CO 8/12A	95.60	81.40	85.55	4.15	0.71
Including		81.40	83.82	2.42	1.15

Notes:

1)

Tungsten analyses were performed by ALS Chemex, in Vancouver, Canada, using standard analytical techniques.

2)

CO 7/12 was collared approximately 16 meters west of historic drill hole 79-13 (7.46 meters @ 2.43% WO3) and 16 meters east of historic drill hole 77-64 (6.3 meters @ 1.65% WO3).

3)

CO 8/12A was collared approximately 25 meters west of historic drill hole 77-64 and 25.5 meters east of historic drill hole 77-69 (2.39 meters @ 0.89% WO3 within a greater interval of 6.71 meters @ 0.41 % WO3)

4)

CO 8/12A was a re-drill of CO 8/12, which was lost due to technical reasons at 35.30 meters.

5)

Both CO 7/12 and CO 8/12 are vertical drill holes, and intercepts represent true thickness of the flat-lying mineralized zones.

The goals of this early drilling at the Telheira and Lapa Grande targets are to:

1)

Confirm the nature and grade of the previous work;

Avrupa Minerals Ltd.                                                                                                                                                          Page 12 of 34

Management’s Discussion & Analysis

2)

Confirm the continuity of the mineralization; and

3)

Begin to expand the size of the known mineralization at each of the target areas.

Following completion of the work at Telheira and Lapa Grande, the Company will move onto further confirmation drilling of known mineralization in the Castelo target area.  All three of these first pass mineral targets were reported to contain close-to-surface, high grade tungsten mineralization, within flat-lying units of iron sulfide-rich skarn rocks.

Subsequent drilling during Phase 1 will attempt to identify new zones of tungsten mineralization around the Skarn Ring.  The drill locations have been selected and prioritized through the use and interpretation of geological mapping, rock chip and soil sampling, and ground geophysical surveys.  In addition, the Company and Blackheath will attempt to test, with at least one deeper hole, a potential gold-tungsten target within the Covas Dome area.  The Phase 1 drilling program is expected to total up to 2,100 meters in possibly 15 drill holes.

The result-to-date is a positive next step in the program to begin to expand the size of the high grade deposits at Telheira, Lapa Grande, and Castelo.  The Company is planning to bring in a second drill rig to move the Phase 1 program towards completion before the end of 2012.

c) Marateca

On September 5, 2012, the Company announced that it completed a prospecting review of the Marateca license, and determined the geological validity of five more potential massive sulfide drill targets, not previously reviewed.  All five of the new target areas have typical, prospective Pyrite Belt massive sulfide target rock units exposed at the surface. After Avrupa upgrades the areas with geological mapping, sampling, and targeting work, all five new areas should be drillable.  There are several other potential target areas within the license that have not yet been reviewed, in addition to the São Martinho, Volta, and Serrinha targets where Avrupa performed first-pass recon and stratigraphic drill testing in previous years.  The Company is actively pursuing potential JV partners to advance this license to the next stage.

Avrupa Minerals Ltd.                                                                                                                                                          Page 13 of 34

Management’s Discussion & Analysis

d) Exploration and prospect generation (countrywide)

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

The Company has a number of new exploration licenses covering attractive areas around the country.  There are also several applications in early-stage processing at the Portuguese Mining Bureau.

Aljesur Property

The Aljesur exploration license covers 270 square kilometers of land in southwestern Portugal with the target being potential REE and precious metal mineralization related to an alkalic intrusion complex.  Copper and zinc stream sediment anomalies from previously-undertaken sampling bracket the western and southwestern margins of the intrusion complex.  Analysis for gold in these samples was never requested.  In addition, several academic studies of the intrusion from the 1970’s thorough 1990’s note the presence of elevated values of rare earth elements.  Near-term work will include first-pass reconnaissance-style geological mapping, prospecting, and sample collection.  Little work has been completed in this area in the past.  The Company plans to upgrade the property to a point where a decision can be made, as to whether the property will be suitable for joint venture or should be returned to the government of Portugal.

Alvito Property

The Alvito exploration license covers 988 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal.  There has been some scattered exploration in the lands covered by the permit, but the Company expects to undertake the initial systematic grassroots program in the region for possible porphyry copper and gold mineralization.  The license area also covers extensions of several target areas from the Company’s Marateca license, lying immediately to the west of Alvito. There has been a moderate amount of previous work, which has been documented and archived by the Portuguese geological survey.

The Company is in the process of completing a prospection report covering the parts of the new Alvito license which fall into the Ossa Morena metallogenic zone, lying just north and northeast of the Iberian Pyrite Belt in Portugal.  The Company’s geologists reviewed a number of old workings and prospects within the license area, and established that all the prospects visited are potentially open for porphyry copper-gold exploration.  The prospecting team collected 46 select rock samples around the old workings.  Of the samples collected, 17 (37%) contained detectable gold of 200 ppb or better, five of which contained greater than 1 ppm of gold.  A total of 22 (48%) of these samples contained copper values greater than 1% copper, up to 9.4% copper.

In addition, the Company recently obtained a partial historical data set from the Portuguese Geological Survey (LNEG) that includes copper and zinc sample results from a total of 66,500 soil samples previously collected within the boundaries of the license area.  Review of the results indicates a NW-trending zone of copper anomalies that stretches across the license for more than 20 kilometers, with a width of 3-4 kilometers, and covers not only the prospects

Avrupa Minerals Ltd.                                                                                                                                                          Page 14 of 34

Management’s Discussion & Analysis

visited, but also other areas not previously recognized as definitively prospective.  In addition to porphyry copper and gold potential, the license covers Pyrite Belt target extensions from across the adjacent Marateca license at the north end of the concession.  The Company has already begun the process of identifying and contacting potential partners for further exploration on the license.

Arga Property

The Arga license, covering 28.4 square kilometers, is located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property.  The Arga area has seen previous mapping and sampling, but no drilling.  The property covers gold-silver-arsenic-bearing quartz vein swarms spatially related to a granitic intrusion complex.  The regional structure that controls location of the Covas tungsten deposit also localizes the Arga vein systems.

On September 5, 2012, the Company announced that it commenced the compilation and interpretation work on the Arga license.  Previous work in the Arga area indicates the potential for gold-bearing, sheeted vein systems, spatially related to granitic intrusive rocks, as at neighboring Covas project area.  The Company considers both Arga and Covas to be part of the belt of granitic intrusions in northern Portugal that have potential for containing intrusion-related Au-W targets.

Following the compilation of all the known data, the Company will further evaluate significant field targets, for the potential to be drilled.  Once drill targets have been delineated, the Company will attempt to form an advanced exploration joint venture.  According to the agreement with Blackheath, that company will have the first right of refusal to make a JV at the Arga property.

Arcas Property

The Company acquired the Arcas Au-W license in northern Portugal.  The Mining Bureau of Portugal (DGEG) awarded a two-year exploration contract to the Company, covering 75.8 km2.  The area was previously explored for tungsten deposits, but no past production has been reported.  During 2011, the Company collected a total of five select samples of quartz vein material around the project area that averaged 2.15 ppm gold and ranged from 0.405 ppm gold to 3.89 ppm gold.  The Company will explore for the possibilities of a gold-bearing, sheeted vein system related to granitic intrusions, which are common within the area of the license.

Generative work

The Company continues to identify and attempt to acquire other potentially prospective areas in the Pyrite Belt.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Avrupa Minerals Ltd.                                                                                                                                                          Page 15 of 34

Management’s Discussion & Analysis

3(b) Kosovo

The Company through its subsidiary Innomatik Exploration Kosovo (IEK) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

SELAC
GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
BAJGORA
KAMENICA
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
KORITNIK
ACTIVE EXPLORATION LICENSES
N
15 0 15 30
Kilometers
AVRUPA
MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The

Avrupa Minerals Ltd.                                                                                                                                                          Page 16 of 34

Management’s Discussion & Analysis

Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company continues to upgrade its two projects at Kamenica and Glavej, and has identified four other prospective areas covered by the Bajgora, Selac, Koritnik and Slivovo exploration licenses.

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa Minerals is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

b) Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during

Avrupa Minerals Ltd.                                                                                                                                                          Page 17 of 34

Management’s Discussion & Analysis

UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa Minerals is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

c) Bajgora

The Bajgora property, originally 76.5 km2 in size, is also located near the Stan Terg Mine in northern Kosovo.  The prospect area was originally located by identifying obvious NW-trending Vardar structures intersecting with NE-trending ring shaped volcanic centers and associated caldera migration features.  From the metallogenic map of Kosovo, the Company’s geologists recognized the presence of several reported mercury prospects, and then field-checked a lone gold anomaly generated from a regional stream sediment sampling program produced by the Kosovo government.  The Company’s own property-wide stream sediment sampling, reconnaissance-style geological mapping, and general prospecting work delineated an approximately 18 km2 area for further interest and follow-up work.  During Q4 of 2011, Avrupa applied to the Mining Bureau of Kosovo to reduce the size of the license, in order to better concentrate on the favorable area.  The reduction was approved during Q2 2012, and the size of the license now stands at 17.2 km2.

d) Selac

The Selac Ag-Pb-Zn property is located 45-50 kilometers NNW of the capital Prishtine.  The three-year license lies 5-10 kilometers north of the historic, and presently producing, Stan Terg base metal mine.  The property covers an area with high potential for identification of new base and precious metal targets.  Of immediate interest on the Selac license is the northerly extension of the Pogledalo geological-geochemical-geophysical anomaly, first observed on the Glavej license.  Detailed geological mapping and sampling of a 4-6 km2 area of alteration and silicification was completed in Q4.  Results of this work indicate several potential drill targets, and follow-up surface work verified the potential of these targets.

e) Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2 of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands. The Company completed first pass exploration sampling and prospecting during the summer field season and identified several anomalous areas for further exploration and targeting work.  The license is located at higher elevations, and follow-up work is planned for the spring of 2013, when winter conditions subside.

Avrupa Minerals Ltd.                                                                                                                                                          Page 18 of 34

Management’s Discussion & Analysis

f) Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  The Company plans surface exploration for precious and base metal mineralization related to Vardar structures similar to the mineralization found at the nearby Artana Mine, presently operated by the Kosovo state mining company.

On November 27, 2012, the Company announced that its geologists have discovered an outcropping, gold-bearing, polymetallic gossan zone on the Slivovo exploration license near the village of Pester late in 2011.  The vertically-oriented gossan zone is located at or around the contact between calcareous sandstones and carbonate rocks, and may represent leached massive sulfide material.  The size of the outcropping gossan zone is 200 meters long with an average width of 100 and height of 75 meters.

Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results, and subsequent geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.  Mining activities in the Vardar Zone for base metals, silver, and gold, are known since Roman times.  Two nearby massive sulfide deposits, Stan Terg and Artana, are presently being mined by Trepça Mines, the former state mining company of Kosovo.

The Company continued first-pass exploration work during the past few months and outlined a blind massive sulfide drilling target beneath the gossan zone.  In addition, the Company also discovered further gold-bearing rock units in the Pester area.  First pass soil and rock chip sampling outlined two areas with anomalous gold results.  One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other gold anomaly is related to beds of an altered calcareous sandstone unit that lies in close proximity to altered intrusive rocks.  The length of this exposed mineralized zone is 900 meters, while known width is 100-150 meters.  It is not possible, at this time, to determine the actual sub-surface projection of the outcropping mineralized target rocks.  The Company is in the process of making applications for trenching of this new discovery.  Permits are expected to be granted for work in late Q1 of 2013, when the end of winter conditions allows for surface exploration work on the license area.

With six licenses in hand, and all containing surface base and/or precious metal mineralization, the Company is poised to attract JV partners in a regional-style exploration program, anchored by advanced greenfields exploration projects at Kamenica, Glavej and Selac, and by attractive exploration prospects at Bajgora, Koritnik and Slivovo.  The Company is continuing to explore for additional attractive prospects in Kosovo, concentrating on potential copper and gold possibilities.  The Company is actively searching for suitable partners in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting.  The Kamenica, Glavej, and Selac licenses all have drill-ready targets.

Avrupa Minerals Ltd.                                                                                                                                                          Page 19 of 34

Management’s Discussion & Analysis

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 2013, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.  Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property.  Initial work will include property-wide stream sediment sampling, reconnaissance-style mapping and prospecting, and compilation of a large amount of old, but scattered data.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first pass sampling, prospecting and geological mapping was underway at the end of September 2012.  Only partial results had been received by the end of the quarter.  Interpretation and targeting is planned for the final three months of 2012.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

As of September 30, 2012, the Company spent $154,823 (€110,983) on the Oelsnitz property.

Avrupa Minerals Ltd.                                                                                                                                                          Page 20 of 34

Management’s Discussion & Analysis

The Company’s exploration expenses for the period ended September 30, 2012 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of January 1, 2012	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the period	97,307	74,369	31,561		-	-	-	-	-		203,237
As of September 30, 2012	$ 973,814	$ 74,369	$ 31,561	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,079,744

Mineral exploration expenses for the nine months ended September 30, 2012
Concession fees and taxes	$ 33,485	$ 32,858	$ 18,989	$ 25,276	$ 177	$ 2,490	$ -	$ -	$ 5,224	$ 3	$ 118,503
Geology work	-	-	-	-	11,685	24,398	2,938	15,957	34,054	114,261	203,293
Insurance	-	2,103	97	-	249	747	-	249	1,409	-	4,853
Office and administrative fees	1,240	40,750	2,756	1,564	-	348	47	-	3,696	4,572	54,974
Rent	498	54,715	1,830	-	342	2,403	-	2,745	5,489	-	68,022
Salaries	40,396	1,108,221	63,849	60,200	4,392	23,845	23,404	19,919	49,011	3,336	1,396,574
Site costs	1,040	22,275	2,908	1,317	474	2,212	66	1,515	23,854	-	55,660
Travel	1,596	40,450	1,823	2,755	-	-	-	-	-	-	46,624
Advance from optionee	-	(1,802,828)	(39,961)	-	-	-	-	-	-	-	(1,842,789)
	$ 78,255	$ (501,456)	$ 52,290	$ 91,113	$ 17,318	$ 56,444	$ 26,455	$ 40,385	$ 122,737	$ 122,173	$ 105,714
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	-	$ 8,116
Concession fees and taxes	45,337	46,020	108,562	26,775	5,641	8,278	6,494	6,191	15,488	3.50	268,790
Geology work	-	-	-	-	49,224	90,247	81,632	50,138	65,212	146,228	482,681
Insurance	-	2,103	97	-	1,430	3,561	3,471	1,923	1,894	-	14,478
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	9,650	52,588	6,222	2,872	480	4,595	3,225	2,809	5,709	5,255	93,406
Rent	7,241	54,715	2,112	-	1,180	6,949	7,881	6,545	6,623	-	93,246
Salaries	768,444	1,505,449	211,595	130,384	54,387	108,143	102,627	55,074	66,426	3,336	3,005,866
Site costs	21,672	42,671	10,007	2,238	26,958	117,727	15,254	9,393	27,323	-	273,242
Travel	29,249	80,000	11,397	8,523	-	-	-	2,219	-	-	131,388
Advance from optionee	-	(2,078,580)	(218,232)	-	-	-	-	-	-	-	(2,296,812)
	$ 881,593	$ (294,738)	$ 131,759	$ 170,793	$ 142,591	$ 343,070	$ 221,022	$ 134,292	$ 189,492	$ 154,823	$ 2,074,697

Avrupa Minerals Ltd.                                                                                                                                   Page 21 of 34

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange

Avrupa Minerals Ltd.                                                                                                                                   Page 22 of 34

Management’s Discussion & Analysis

rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at September 30, 2012 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company intends to continue its exploration and development plans on its properties.

Avrupa Minerals Ltd.                                                                                                                                                          Page 23 of 34

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Year Ended April 30, 2010
Total revenues	$ -	$ -	$ -
General and administrative expenses	866,591	701,886	29,564
Loss for the period	2,117,206	(1,043,097)	(27,526)
Loss per share	(0.13)	(0.08)	(0.01)
Total assets	1,781,370	4,098,353	454,105
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Total Revenues	$ -	$ -	$ -	$ -
Loss before Other Items	$ 337,141	$ 529,938	$ 198,708	$ 422,622
Net Loss and Comprehensive Loss	$ 333,980	$ 550,556	$ 162,985	$ 370,788
Loss per share	$ 0.02	$ 0.03	$ 0.01	$ 0.02

	Three months ended			Two months ended
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Total Revenues	$ -	$ -	$ -	$ -
Loss before Other Items	$ 867,353	$ 467,027	$ 589,186	$ 403,738
Net Loss and Comprehensive Loss	$ 753,078	$ 433,330	$ 560,010	$ 330,772
Loss per share	$ 0.05	$ 0.03	$ 0.03	$ 0.02

Avrupa Minerals Ltd.                                                                                                                                                          Page 24 of 34

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended September 30, 2012 and three months ended September 30, 2011

During the three months ended September 30, 2012, the Company reported a loss of $333,980 ($0.02 loss per share) (2011 - $753,078 ($0.05 loss per share)).

Excluding the non-cash depreciation of $5,426 (2011 - $1,933), the Company’s general and administrative expenses amounted to $271,334 during the three months ended September 30, 2012 (2011 - $131,697), an increase of $139,637.  The increase was mainly due to investor relations of $47,459 (2011 - $17,746), and salaries of $98,507 (2011 – ($8,556)).

During the three months ended September 30, 2012, the Company expensed exploration costs of $60,241 on Covas, $24,959 on Marateca, $394,465 on Alvalade and $50,571 on other projects in Portugal (2011 - $2,929 on Covas, $194,951 on Marateca, $160,993 on Alvalade and $39,227 on other projects). The Company expensed exploration costs of $6,295 on Glavej, $24,137 on Kamenica, reversed exploration cost of $19,437 on Bajgora, cost of $17,186 on Selac and $68,384 on other projects in Kosovo (2011  - $12,381 on Glavej, $97,547 on Kamenica,  $112,156 on Bajgora, $55,324 on Selac, and $25,565 on other projects). The Company also expensed $43,360 (2011 - $32,650) on its project in Germany.  During the three months ended September 30, 2012, the Company received an advance of $609,780 from Antofagasta for the Alvalade JV Project.

For nine months ended  30, 2012 and nine months ended September 30, 2011

During the nine months ended September 30, 2012, the Company reported a loss of $1,047,521 ($0.05 loss per share) (2011 - $1,746,418 ($0.11 loss per share)).

Excluding the non-cash depreciation of $14,666 (2011 - $7,162) and share-based payment of $224,212 (2011 - $nil), the Company’s general and administrative expenses amounted to $721,195 during the nine months ended September 30, 2012 (2011 - $572,459), an increase of $148,736.  The increase was mainly due to increases from investor relations of $110,175 (2011 - $55,078), and salaries of $244,198 (2011 - $148,899) due to increasing investors’ awareness of the Company’s activities while being offset by travel of $55,051 (2011 - $83,194).

During the nine months ended September 30, 2012, the Company expensed exploration costs of $92,251 on Covas, $78,255 on Marateca, $1,301,372 on Alvalade and $91,113 on other projects in Portugal (2011 - $119,263 on Covas, $636,145 on Marateca, $323,429 on Alvalade and reversed exploration cost $65,595 on other projects). The Company expensed exploration costs of $17,318 on Glavej, $56,444 on Kamenica, $26,455 on Bajgora, $40,385 on Selac and $122,737 on other projects in Kosovo (2011  - $19,501 on Glavej, $104,262 on Kamenica,  $124,183 on Bajgora, $62,962 on Selac, and $34,226 on other projects). The Company also expensed $122,173 (2011 - $32,650) on its project in Germany.  During the nine months ended September 30, 2012, the Company received an advance of $1,802,828 from Antofagasta for the Alvalade JV Project as part of the US$4,300,000 over three years and $39,961 from Blackheath for the Covas project.

Avrupa Minerals Ltd.                                                                                                                                                          Page 25 of 34

Management’s Discussion & Analysis

6(d) Liquidity and Capital Resources

As at September 30, 2012, the Company’s working capital was $1,507,298 (December 31, 2011 - $695,918). With respect to working capital, $1,505,896 was held in cash and cash equivalents (December 31, 2011 - $637,133). The increase in cash and cash equivalents was mainly due to its gross proceeds from the March 2012 financing of $1,200,000 and share subscription received in September of $807,750 being offset by the operating activities of $770,485, the purchase of property, plant and equipment of $25,807, the acquisition of 10% interest in MAEPA of $150,000 and share issue costs of $97,517.

On March 28, 2012, the Company completed a private placement issuing 4,000,000 units (“Units”) at a price of $0.30 per Unit of gross proceeds of $1,200,000. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months.  A cash finder’s fee of $55,174 was paid and finder’s options, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per unit, were issued. Insiders participated in the offering for a total of 303,667 Units.

In April 2012, the Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

On October 3, 2012, the Company completed a private placement issuing 7,990,000 units (“Units”) at a price of $0.15 per Unit of gross proceeds of $1,198,500. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of 36 months.  A cash finder’s fee of $40,913 was paid and finder’s options, entitling the holders to purchase up to 545,500 Units for a period of 36 months from issue at a price of $0.15 per unit, were issued. Each finder’s option consists of one common share and one warrant that is exercisable into one common share at the price of $0.25 for a 36 month period.

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €170,500 ($215,614) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and completed financings in 2012, along with the recent strategic developments with the Company will allow its effort continue throughout 2012. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Avrupa Minerals Ltd.                                                                                                                                                          Page 26 of 34

Management’s Discussion & Analysis

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at September 30, 2012, the Company’s share capital was $4,422,356 (December 31, 2011 - $3,866,547) representing 20,603,571 common shares (December 31, 2011 – 16,103,571 common shares).

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at September 30, 2012, there were 390,000 common shares of the Company held in escrow. 195,000 escrow shares will be released on January 13, 2013.

The Company has established a stock option plan for its directors, officers, and technical consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2011	Granted	Exercised	cancelled	2012
August 28, 2013	$0.20	220,000	-	-	-	220,000
July 8, 2015	$0.35	880,000	-	-	-	880,000
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.35	-	100,000	-	-	100,000
April 10, 2017	$0.30	-	800,000	-	-	800,000
Options outstanding		1,110,000	900,000	-	(10,000)	2,000,000
Options exercisable		1,110,000	900,000	-	-	2,000,000
Weighted average exercise price		$0.32	$0.31	$Nil	$0.35	$0.31

The Company granted 100,000 options to an officer at a price of $0.30 expiring on January 26, 2017 and 800,000 options to directors, officers, employees and consultants at a price of $0.30 expiring on April 10, 2017.

The continuity of warrants for the period ended September 30, 2012 is as follows:

	Exercise	December 31,		Exercised	Expired	September 30,
Expiry date	price	2011	Issued			2012
January 8, 2013	$0.50	5,714,284	-	-	-	5,714,284
April 27, 2013(1)	$0.55	625,000	-	-	-	625,000
March 28, 2014	$0.50		4,000,000			4,000,000
Outstanding		6,339,284	4,000,000	-	-	10,339,284
Weighted average exercise price		$0.50	$0.50	$Nil	$Nil	$0.50

(1) The Company extended the expiry date of 625,000 outstanding common share purchase warrants by an additional 12 months to April 27, 2013. The warrants were issued in October 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.55. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 87.93%, no dividend yield, average expected life of 1 years and an average expected price volatility of 1.24%. As a result, $61,108 was reallocated from the share capital to fair value of warrants.

Avrupa Minerals Ltd.                                                                                                                                                          Page 27 of 34

Management’s Discussion & Analysis

The continuity of finder’s options for the period ended September 30, 2012 is as follows:

	Exercise	December 31,		Exercised	Expired	September 30,
Expiry date	price	2011	Issued			2012
January 8, 2012	$0.35	525,310	-	-	(525,310)	-
April 27, 2012	$0.40	78,750	-	-	(78,750)	-
March 28, 2014	$0.30		183,913	-	-	183,913
Outstanding		604,060	183,913	-	(604,060)	183,913
Weighted average exercise price		$0.36	$0.30	$Nil	$0.36	$0.30

4,000,000 warrants were issued and 183,913 finder’s options were granted as a result of the March 28, 2012 private placement and 7,990,000 warrants were issued and 545,500 finder’s options were granted as a result of October 3, 2012 private placement (see Section 6(d) Liquidity and Capital Resources section).

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $8,185,722.

As of the date of this MD&A, there were 28,593,571 common shares issued and outstanding and 50,381,681 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

None.

6(g) Off-Balance Sheet Arrangements

None.

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Management’s Discussion & Analysis

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$150,969	$Nil	$Nil	$Nil	$34,687	$33,782	$219,438
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$6,223	$6,223

For the nine months ended September 30, 2011

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$160,636	$Nil	$Nil	$Nil	$50,034	$Nil	$210,670
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.                                                                                                                                                          Page 29 of 34

Management’s Discussion & Analysis

Related party assets / liabilities

Nine Months Ended
	Services	September 30, 2012	September 3, 2011	As at	As at
				September 30, 2012	December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 155,448	$ 73,885	$ 24,525	$ 8,657
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 219,438	$ 210,670	$ 18,254	$ 7,986
Paul L. Nelles (b)	Salaries and share-based payment	$ 67,684	$ 68,455	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 76,248	$ 101,882	$Nil	$Nil
Mineralia (c)	Consulting	$ 158,801	$ 133,503	$Nil	$Nil
TOTAL:		$ 677,619	$ 588,395	$ 42,780	$ 16,643

Amounts due from:
Adriano Barros		$Nil	$Nil	$Nil	$ 5,937

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

Avrupa Minerals Ltd.                                                                                                                                                          Page 30 of 34

Management’s Discussion & Analysis

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2012, the Company had a cash and cash equivalent balance of $1,505,896 (December 31, 2011 - $637,133) to settle down current liabilities of $495,005 (December 31, 2011 - $189,466).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $9,000 based on the deposits as of September 30, 2012.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Avrupa Minerals Ltd.                                                                                                                                                          Page 31 of 34

Management’s Discussion & Analysis

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,505,896	$-	$-	$1,505,896
	$1,505,896	$-	$-	$1,505,896

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

There are no subsequent events other than mentioned in the above sections.

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are

Avrupa Minerals Ltd.                                                                                                                                                          Page 32 of 34

Management’s Discussion & Analysis

recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the condensed consolidated interim statements of financial position;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statements of comprehensive loss;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

Avrupa Minerals Ltd.                                                                                                                                                          Page 33 of 34

Management’s Discussion & Analysis

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of Underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

Gregory E. McKelvey, M.Sc, AIPG Registered Geologist, QP

Donald E. Ranta, PhD, AIPG Certified Professional Geologist, QP

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Audit Committee members:

Mark T. Brown (Chair), Gregory E. McKelvey and Donald E. Ranta

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.                                                                                                                                                          Page 34 of 34

Management’s Discussion & Analysis